Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Second Quarter 2021 Results Webcast

September 13, 2021

Ken Lek

Good Day everyone and Welcome to Grab’s Second Quarter, 2021 Financial Results Webcast. My name is Ken Lek, Head of Asia Investor Relations at Grab and on the call today, we have Anthony Tan, Chief Executive Officer, Ming Maa, President and Peter Oey, Chief Financial Officer.

During the call, Anthony and Ming will discuss our business updates and highlights of our Superapp strategy from the quarter. Peter will then share detailed insights with you on our 2Q results, our 2021 Financial Year Outlook and updates on our public listing process. As a reminder before we begin, today’s discussion contains forward-looking statements about the company’s future business and financial performance. These comments are based on our predictions and expectations as of today. Actual events and results could differ materially due to a number of risks and uncertainties, including those mentioned in our Form F-4 registration statement and other filings that we have filed with the SEC. The discussion today also contains operating metrics and non-IFRS financial measures. The comparable IFRS financial measures are included in this quarter’s earnings materials. Please refer to our earnings release presentation available on our IR website for more information.

Should you have any questions after this presentation, please reach out to investor.relations@grab.com. And now, I would like to turn the call over to Anthony to deliver the opening remarks.

Anthony Tan

Thanks Ken and good day everyone. Thank you for joining us today at our second quarter 2021 earnings call.

In the second quarter, we executed strongly despite the challenging COVID environment in Southeast Asia. First, we delivered a strong set of results in our second quarter, boosted by the strength in our deliveries business. This is a clear reaffirmation of our superapp strategy and Ming will touch on this more later during his section. Second, we have proven ourselves to be resilient especially during these tough Covid times. Lockdowns may have impacted our mobility and fintech business near-term. But we pivoted quickly and doubled down on out serving our communities through the deliveries segment. Now, we are even more confident in the fundamentals of our business longer term, particularly as we begin to emerge out of COVID and start to see green shoots emerge. Third, we continue to Invest into our Future Success. In the quarter, we doubled down on investments into our deliveries and financial services businesses. GrabMart saw a strong 40% quarter-over-quarter growth and grew >5x YoY. Paylater, a business that we are really excited about, was launched at full scale in Singapore and Malaysia resulting in our lending business growing >4x YoY. Peter will talk more about this in his section. Now, diving into our Q2 results.

I am pleased to announce that we’ve delivered a record set of operating results in the second quarter as demonstrated by these two metrics. First, despite the ongoing impact of COVID on the region, our GMV grew strongly by +62% year over year to reach US$3.9 billion - a new record for Grab. Secondly - our Adjusted Net Sales reached an all-time high of $550 million and grew by 92% year-over-year. These results demonstrate that our business remains resilient and continues to grow strongly, despite an extremely challenging operating environment due to Covid. To give you more context on the Covid situation here in Southeast Asia - the delta variant has hit the region hard. Southeast Asia now has the world’s highest monthly mortality rate per capita, and lockdown measures are still in place across major cities in the region.

Vietnam, has implemented stricter lockdown measures than most of our other markets, with the government restricting movement even for food delivery operations, which have largely been considered an “essential” service in our other key markets. This has obviously impacted our Vietnam business. In Ho Chi Minh City for example, our GMV across both Deliveries and Mobility declined substantially in the third quarter. While there’s no certainty over when the Vietnam government will ease the lockdowns, our team continues to actively engage with all our stakeholders to ensure we are well positioned for strong business recovery when it does happen.

Fortunately, overall vaccination rates have been rapidly increasing across the region. As you can see on this slide - vaccination rates have picked-up to double digit levels across all our major markets. While overall vaccination rates in Southeast Asia are still lower than other more developed regions in the world, it is important to note that as recently as May this year, most of Southeast Asia had vaccination rates in the low single digits. With higher vaccination rates expected across most countries in Southeast Asia by year-end, countries like Malaysia and Singapore are cautiously reopening. We expect the other countries to follow suit as they make steady progress with vaccinations, which bodes well for the recovery of our mobility and offline payments offerings

Meanwhile, we continue to do our part in partnering with local governments to drive up vaccination rates of our drivers and communities. This chart illustrates how the vaccination rates of our driver-partner communities compare to that of the overall population in our 6 key markets. As you can see from the first dark green bar, the overall vaccination rate of our driver-partner community is significantly higher than that of the overall population, thanks to our driver vaccination efforts. For example in Indonesia, we partnered with Good Doctor to set up drive-through vaccination centers, that have facilitated the vaccinations of over 140k driver-partners and members of the public. In the Philippines, we’ve partnered the Makati City Government in setting up a vaccination center to inoculate up to 7,000 economic front liners As a result of us driving vaccination rates aggressively, we have the most resilient driver network in South East Asia. This ensures the safety and well-being of everyone in our ecosystem, while also increasing the resilience of our supply network

Beyond our vaccination efforts, we believe our business resilience has been underpinned by our geographic and segment diversification, as well as our superapp strategy. As you can see from this chart, which shows our weekly GMV indexed to pre-COVID levels, our Group Overall GMV has surpassed and remained above pre-COVID levels this year, in spite of covid resurgences in our various markets. The growth in cities like Kuala Lumpur and Singapore have more than offset the slower recovery in cities like Jakarta, where lockdowns continue to impact our recovery trend. Grab has continued to maintain a firm hold over our category leadership position regionally, while continuing to grow our deliveries business. And while mobility volumes may have remained weak going into 3Q with lockdown measures in place, this has been more than offset by the sustained momentum in our deliveries business. As we continue to invest into our deliveries business, our superapp strategy enables these investments to also contribute to sustaining our competitive advantages in mobility, positioning us well to capture the recovery in mobility demand once lockdowns ease. How does this work, you might ask?

Allow me to explain with this slide that illustrates the flywheel effects underpinning our superapp strategy. Each of our businesses helps the others scale. First, New services can be quickly launched by leveraging collective assets. Our pervasive mobility user base enabled us rapidly achieve category leadership in deliveries, and every transaction on our platform is an opportunity to offer a customized financial product, whether payments, lending, or insurance. Then, Consumer spending grows in tandem with more services, thereby creating more income opportunities for our merchant and driver-partners, who remain loyal to the platform. This creates wider selection, faster delivery times, and improved consumer experience. Even amidst the pandemic, consumer demand for deliveries has helped to cushion the impact of softer mobility demand on driver-partner earnings. This has helped us sustain the supply network of our business in a truly cost-effective way. A core component of our success is our ability to tie all this together into an integrated superapp that seamlessly connects each of our stakeholders. Our superapp flywheel allows us to grow the ecosystem in a vastly accelerated manner, versus other single-vertical players. This is our Secret Sauce.

Now, our Group President, Ming will talk about how we out serve each of our stakeholders with our superapp. Over to you Ming.

Ming Maa

Thanks Anthony. Over the next few slides, I’ll help to translate the secret sauce that Anthony spoke of into the specific operating metrics that we monitor as we manage our business.

We always start first with our consumers, and the key metrics behind how we progressively cross-sell additional services to our Users over time. Since December 2018, we’ve seen the percentage of our monthly transacting users using two or more services grow by 60%, from 33% of our total MTU base to well over the majority of our total MTUs as of June 2021. And the key to driving this cross-sell is by offering more daily services that are specifically relevant to our users’ everyday lives. So, from the time our consumers wake up and order breakfast on Grab, commute to and from the workplace, all the way to the evening as our consumers pay their bills or shop online - Grab is here to help our users transact everyday services like transportation, eating, shopping, and digital payments. And it’s the tight integration of our services that Anthony spoke of that creates the consistently high-quality experience that’s led to our category leadership across the region

Now, the more services that our users transact on Grab, the more loyal they become as measured by the retention rates of our MTUs. Here, we show how retention rates can grow from 34% to 85% as consumers adopt more services from Grab over time. This is a key cornerstone of our Superapp strategy - the ability to drive engagement among our users, which then drives loyalty, retention rates and ultimately - customer lifetime values. And not only does this strategy drive customer lifetime values, but over the next few slides, we’ll highlight how our strategy also drives the best income opportunities for our merchant and driver partners. And this is the key to becoming the platform of choice for our everyday entrepreneurs.

Our superapp strategy is what drives the overall productivity of our driver partners. On the left-hand side - what is absolutely unique to the Grab platform is that two-thirds of our two-wheel drivers operate in a shared fleet that performs both food delivery and mobility jobs. And as a result, we’ve been able to improve the utilization rate of our drivers by over 58% year over year. All of this means that our superapp strategy directly translates into more attractive unit economics than our peers.

Now, turning to our Merchant-partners, more and more merchants are choosing Grab as their platform of choice. Over the past year, the number of transacting merchants grew by 2x as our merchant-partners increasingly choose Grab as the best platform to help maximize their earnings. In 2020 alone, we helped 600,000 small businesses in the region transition online and access a new sales channel to reach their customers. And across all our countries, we’ve seen earnings per merchant grow in a very healthy manner year over year. And it’s this earnings power, along with our large base of users and category leadership, that has allowed us to rapidly scale our merchant base, create loyalty, and grow productivity ... all the while, minimizing our need to spend on incentives and subsidies

Finally, our Superapp flywheel has been key to driving growth for our Financial Services segment. Transacting Users grew by 48% year-on-year in 2Q 2021, while the number of transactions grew by 92% year-on-year. All this growth reflects the benefits of our Superapp flywheel, the high frequency nature of our business, and the adoption of our financial services products across both on-platform and off-platform. Now, these strong operating results reinforce our confidence in our Financial Services segment. This is a key driver in our consumer and partner retention strategies, and we’ll continue to focus and double down on products like our BuyNowPayLater service for the rest of the year

We’ve been very pleased with how our operating metrics have evolved this quarter. And now, Peter will share more on our 2nd quarter 2021 results and provide an update on our public listing process. Over to you, Peter.

Peter Oey

Thanks Ming. Despite the ongoing impacts of COVID on the region, I am pleased to report a strong set of second quarter results. As Anthony mentioned earlier, we achieved a record quarter in terms of GMV and Adjusted Net Sales. Our GMV experienced strong growth of +62% year on year to reach US$3.9 billion - a new record for Grab. This was driven by strong year-over-year performance across our segments. Adjusted Net Sales reached a new all-time high of $550 million and grew by 92% year-on-year. Our GMV per Monthly Transacting User increased by 27% year-on-year as we continue to deepen engagement with users across our superapp ecosystem. Overall, we delivered strong top-line growth despite the challenging COVID situation in Southeast Asia. This demonstrates the continued resilience of our business amidst lockdowns, and reaffirms our Superapp strategy

From a bottom-line perspective, we continue to demonstrate strong trends in our path to profitability. Our Total Segment Adjusted EBITDA of $14million loss saw a marked improvement by $75million, underpinned by the strong top-line growth and improving margins across our business segments. Group Adjusted EBITDA was $214 million loss for the quarter. This was a decline of $8 million year-on-year, as we invest further in product development. We saw our adjusted EBITDA margins as a percentage of GMV improved for the quarter to negative 5.5%, as compared to negative 9% in the same period last year. We will continue to execute sustainable and improving margins despite challenges in the operating environment.

Our IFRS financials continue to demonstrate strong trends. Our Revenues reached US$180 million in the quarter, and our Net Losses was US$815 million. As of the end of June 2021, we had US$5.3 billion of cash liquidity, an increase of US$1.6 billion from US$3.7 billion as of the end of last year. This includes Term Loan B facility of $2.0 billion. We expect to further strengthen our cash liquidity and balance sheet upon the completion of our business combination with Altimeter Growth Corp, where we expect to receive an additional US$4.5 billion in net cash proceeds.

I will now dive deeper into each segment. Let’s start with Deliveries.

We continued to see strong growth in our Deliveries business. We generated GMV of $2.1 billion in the second quarter. This represents a strong +58% year-on-year improvement, supported by an increase in both the number of transactions, and order values, as we saw a strong upsurge in new Monthly-transacting-users coming onto the deliveries segment over the past year. Our Adjusted Net Sales for the Deliveries segment reached $345 million, a +68% year-on-year increase. Take rates for Deliveries continue to improve and were 17% for the quarter compared to 16% same time last year. Revenue for Deliveries was US$45 million, representing a +92% increase year-on-year. Segment Adjusted EBITDA for Deliveries was near breakeven at $20 million loss for the quarter. Overall, we are continuing to observe very strong trends in our Deliveries business.

A key highlight from our Deliveries business is the sustained momentum in GrabMart. I touched on this at the last quarterly earnings call and want to provide an update. On this chart - you can see that GrabMart’s GMV for the second quarter 2021 increased by five times compared to the prior year period. We also launched GrabSupermarket in the Philippines in September - offering users next-day delivery of a wide array of high-quality, affordably priced fresh produce, sourced directly from farmers and suppliers located across the community. This is Grab’s third online supermarket in the region, and we plan to launch GrabSupermarket in one more country in the near term. We will continue to invest in our Mart business as we see strong user adoptions and frequency. There are also strong benefits of the Superapp flywheel between our GrabFood and GrabMart businesses

Our food delivery business is in fact a significant contributor to the growing adoption and transaction in our Mart business, as can be seen on this slide. On the left-hand side - we saw that 85% of GrabMart Users are also Grab Food users in the second quarter 2021. This implies that Mart users are originating from our GrabFood business - thus enabling us to expand our Mart business without needing to significantly increase customer acquisition costs. Secondly, on the right, we note that our GrabMart MTUs is only 5% of our GrabFood MTUs. This implies that there is tremendous headroom for us to grow our GrabMart business. And that is exactly what we plan on doing as we scale GrabMart significantly.

Onto our Mobility segment. As you can see on the three charts on this page, we have been able to report strong growth across our key metrics. We generated GMV of $685 million, which is an improvement of 93% compared to 2Q 2020, despite a spike in Delta variant cases and subsequent lockdown measures across the region. Achieving this was not easy, and it is a true testament to our ability to execute well in a very challenging environment. Adjusted Net Sales grew 122% year on year to $146 million, while Revenue increased 129% year on year to $118 million. Mobility Adjusted EBITDA remains positive at $90 million and increased by 233% year on year compared to 2Q 2020. Our Adjusted EBITDA margins, as a % of GMV, also improved considerably to 13% for the quarter compared to 7.5% for the same time last year.

What we have also seen from countries coming out of lockdowns is that ride-hailing bounces back faster. As you can see on this chart in Singapore, we have seen usage-rates for ride-hailing consistently higher and bouncing back faster than other modes of transportation such as private cars and public taxis. In fact, when lockdowns were lifted during the second half of 2020, - even with “work-from-home” arrangements still in place for some organizations, - we did witness a sharp and rapid bounce-back in our Mobilities business. As vaccination rates continue to improve in the region, we remain optimistic about the recovery of our mobilities business.

We are also seeing growing strength in our Financial Services business. Let me share with you three important metrics. First, the segment achieved its highest quarterly TPV so far in 2Q 2021, demonstrating year-on-year growth of +66% on a pre-Interco basis. This was supported by the strength in payments TPV from both on-Grab, and off-Grab use cases. Second, Adjusted Net Sales increased by 140% year-on-year to $26 million, while revenue increased by +156% year-on-year to US$6 million. Third, Adjusted EBITDA for 2Q 2021 was $85 million loss, compared to $74 million loss in 2Q 2020.

A key highlight from the quarter is our lending business, which has been tracking well over the past 5 quarters. Loan disbursals achieved an all-time high, increasing 4.1 times year on year as compared to Q1 2021, supported by improved credit policy and scoring. PayLater by Grab is now fully launched in Singapore and Malaysia and continues to gain strong traction with e-commerce merchants. We are really excited with the progress of Grab PayLater as we roll this out in other countries over the coming months.

Finally, looking at the enterprise and new initiatives segment, GMV grew by more than 6 times year on year to reach $34 million. Off the back of strong growth in deliveries, Grab continues to focus on providing merchants with affordable self-serve advertising solutions through the GrabMerchant superapp, empowering them to reach more users and drive more sales. Adjusted Net Sales for the segment grew more than 6 times year on year to $33 million, while Revenue was $11 million in 2Q 2021. We also made great progress and achieved Segment Adjusted EBITDA positive for the quarter

Finally turning to the full year 2021 outlook, and a brief update to our public listing process.

As you heard from Anthony earlier, no doubt the operating environment in Southeast Asia is extremely dynamic because of the pandemic. Our Deliveries segment continues to outperform, offsetting the weakness we are seeing in our Mobility segment due to the ongoing movement restrictions. We expect financial services and enterprise segment to continue to grow, and we will continue to manage our corporate overheads. However, there is still a reasonable amount of uncertainty in this region, and we are closely monitoring the pace of vaccination rates. As a result, we will provide a range for our full year 2021 outlook.

With that context, we expect our GMV range for FY21 is US$15 billion to US$15.5 billion - representing a year-on-year growth range of approximately 20% to 24%. We expect Adjusted Net Sales in the range of US$2.1 billion to US$2.2 billion - representing a year-on-year growth range of approximately 37% to 44%. We expect Adjusted EBITDA to be in the range of US$700 million to $900 million loss.

I also want to provide a brief update on our public listing process. Earlier today we filed an amended registration statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with Grab’s proposed business combination with Altimeter Growth Corp. This document is an amendment to our draft F-4 registration statement that we filed a month ago on August 2nd. We remain on track to become a publicly listed company and to complete our business merger with Altimeter Growth Corp by the fourth quarter of this year.

To sum up, a strong 2Q results and our public listing process is going to plan. With that, I will pass the time to Anthony to wrap up our session. Over to you Anthony.

Anthony Tan

Thank you, Peter. We’ll conclude today’s webcast by highlighting 3 key call outs. First - we’ve delivered a strong set of Q2 results, underscoring the strength and resilience of our business and superapp strategy. Second - we continue to invest into growing our deliveries and financial services businesses by expanding on the early successes we’ve had with Mart and Paylater. Third - while we may experience some volatility due to Covid in the near-term, we remain optimistic about the recovery of our mobility business and confident in our overall longer-term trajectory.

Thank you for your time today, and special thanks goes to our consumers, partners, and Grabbers without which none of what we’ve shared today would have been possible. To find out more about Grab, please visit our investor relations website, or feel free to reach out to our team for a chat. We welcome you to join us in driving Southeast Asia forward. Thank you.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.